UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Five Point Holdings, LLC.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

33833Q106

(CUSIP Number)

(Holdings as of December 31, 2019)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THIRD AVENUE MANAGEMENT LLC (EIN 01-0690900)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Third Avenue Management LLC is a Limited Liability Company organized under the laws of the State of Delaware.
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 11,713,323

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 11,713,323

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,713,323

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 17.04%

12.	Type of Reporting Person (See Instructions): IA

Item 1.
	(a)	Name of Issuer: Five Point Holdings, LLC
	(b)	Address of Issuer's Principal Executive: 15131 Alton Parkway, 4th Floor, Irvine, CA 92618

Item 2.
	(a)	Name of Person Filing: Third Avenue Management LLC ("TAM"). (TAM is sometimes referred to hereinafter as Filer)
	(b)	Address of Principal Business Office or, if none, Residence: 622 Third Avenue, 32nd Floor, New York, NY 10017
	(c)	Citizenship: United States of America.
	(d)	Title of Class of Securities: Class A Common Stock, no par value
	(e)	CUSIP Number: 33833Q106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 11,713,323
	(b)	Percent of class: 17.04%*
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 11,713,323
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 11,713,323
		(iv)	Shared power to dispose or to direct the disposition of: 0
*Percentages set forth herein are based on 68,746,555 shares of issuer Class A common stock outstanding as of October 31, 2019, as reported in the issuer's 10-Q filed on November 8, 2019.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Third Avenue Management beneficially owns 11,713,323 shares of common stock. Third Avenue Real Estate Value Fund, an investment company registered under the Investment Company Act of 1940, holds 7,066,220 common shares. Third Avenue Real Estate Value Fund, a fund of GemCap Investment Funds (Ireland) plc, authorized by the Irish Financial Services Regulatory Authority under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations, advised by Third Avenue Management LLC, holds 1,151,895 common shares. Third Avenue Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, holds 565,365 common shares. Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, holds 2,385,547 common shares. Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, holds 224,201 common shares. Various separately managed accounts for whom TAM acts as investment advisor hold 320,095 common shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13th, 2020 Date W. James Hall Signature General Counsel Title